CUSIP No.  82967C 10 2                                               Page 1 of 5



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 SIRICOMM, INC.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   82967C 10 2
                     --------------------------------------
                      (CUSIP Number of Class of Securities)

                                   Jeff Wasson
                               1530 South Belcrest
                           Springfield, Missouri 65804
                                 (417) 779-0260
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2003
                         ------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No.  82967C 10 2                                               Page 2 of 5


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Jeff Wasson
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*   PF

--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                             868,000
 NUMBER OF        --------------------------------------------------------------
    SHARES         8       SHARED VOTING POWER
  OWNED BY                   ---
    EACH          --------------------------------------------------------------
 REPORTING         9       SOLE DISPOSITIVE POWER
PERSON WITH                  868,000
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                             ---
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  868,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.0%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

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CUSIP No.  82967C 10 2                                               Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of SiriCOMM, Inc. (f/k/a Fountain Pharmaceuticals, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

Item 2.  Identity and Background.

                  (a) This statement is filed by Jeff Wasson (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

                  (b) The business address of Jeff Wasson is 1530 South Belcrest, Springfield, Missouri 65804.

                  (c) Mr. Wasson is principally engaged as a private investor.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Wasson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 21, 2002, the Company completed the acquisition of all of the issued and outstanding shares of SiriCOMM, Inc., a Missouri corporation. Mr. Wasson loaned SiriCOMM, Inc. (Missouri) an aggregate of $500,000 in two installments of $250,000 each on November 16, 2001 and April 5, 2002 respectively. In connection with these loans, Mr. Wasson was issued two convertible notes each in the principal amount of $250,000. Upon conversion, these notes are convertible into an aggregate of 7% of the combined entity's common stock. Accordingly, on January 7, 2003, Mr. Wasson converted his notes into 868,000 shares of the Company's Common Stock, which represents 7.0% of the company's issued and outstanding shares of Common Stock. Mr. Wasson made the initial loans out of his personal funds.

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CUSIP No.  82967C 10 2                                               Page 4 of 5


Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Wasson were acquired for, and are being held for, investment purposes. The shares were acquired in connection with the Issuers acquisition of SiriCOMM.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the close of business on January 7, 2003, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 868,000 shares of Common Stock. As of January 7, 2003, these shares represented 7% of the sum of the 12,400,309 total shares of Common Stock outstanding as reported.

                  (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

                  (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including November 8, 2002 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None

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CUSIP No.  82967C 10 2                                               Page 5 of 5



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2003                                 /s/  Jeff Wasson
                                                        ------------------------
                                                          Jeff Wasson